

September 10, 2021

Steven Reinharz
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
10800 Galaxie Avenue
Ferndale, Michigan 48220

> **Re: Artificial Intelligence Technology Solutions Inc.**
> **Registration Statement on Form S-3**
> **Filed September 2, 2021**
> **File No. 333-259260**

Dear Mr. Reinharz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debra Van Alstyne